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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 12a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  July 17, 2003

                           Commission File No. 0-26498

                             NUR MACROPRINTERS LTD.
             (Exact Name of Registrant as specified in its Charter)

                                 Not Applicable
                 (Translation of Registrant's Name into English)

                          12 Abba Hilel, Silver Street
                                       Lod
                                  71111 Israel
                    (Address and principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F |X|      Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes |_|            No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

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Attached hereto and  incorporated by reference  herein is a press release of the registrant dated July 17, 2003.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                NUR MACROPRINTERS LTD.


                                                By: /s/ David Amir
                                                ----------------------------
Date: August 7, 2003                            David Amir
                                                Chief Executive Officer

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NUR Macroprinters Ltd. Announces Transfer to Nasdaq SmallCap Market
Common Shares Will Continue To Trade Under NURM Listing

LOD, Israel, July 17 -- NUR Macroprinters Ltd. (Nasdaq: NURM), a world leading manufacturer of wide and super-wide format digital printing systems and consumables for the out-of-home advertising market, announced today that The Nasdaq Stock Market, Inc. has approved NUR's application to transfer from The Nasdaq National Market to The Nasdaq SmallCap Market. The transfer will take effect at the opening of business, July 21, 2003.

On November 4, 2002, NUR was notified it was not in compliance with NASDAQ's requirement it maintain a minimum bid price of $1.00 per share. In order to ensure continuity of its Nasdaq listing and to protect the interests of its stockholders, NUR elected to transfer to The Nasdaq SmallCap Market. NUR's ordinary shares will continue to trade under the stock symbol 'NURM'.

ABOUT NUR MACROPRINTERS LTD.

NUR Macroprinters (Nasdaq: NURM) is a global market leader in wide and super wide digital printing solutions for the out-of-home advertising market. From its photorealistic printers to its high throughput production presses, NUR's comprehensive line of digital printers and consumables address the complete range of wide and super wide format digital printing requirements. NUR's fully digital printing solutions help customers worldwide deliver the high quality and fast turnaround they need to meet their customers' wide ranging printing requirements. NUR Macroprinters Ltd. can be found on the Internet at www.nur.com

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the private securities litigation reform act of 1995. These forward-looking statements involve known and unknown risks and uncertainties, which could cause the actual results, performance or achievements of NUR Macroprinters Ltd. To be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for NUR Macroprinters Ltd's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to NUR Macroprinters Ltd.'s reports filed from time to time with the Securities and Exchange Commission.

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